Exhibit A-4
(Unaudited)

Birdsall, Inc.
Consolidating Statement of Operations
For the Year Ended December 31, 2002
(Millions)

		Tropical
		Shipping &	Birdsall	Seven	Tropic
	Birdsall,	Construction	Shipping,	Seas	Equipment
	Inc.	Company, Ltd.	S.A.	Inc.	Leasing

Operating revenues	$63.8	$217.6	$8.6	$7.2	$—

Operating expenses
Operating and maintenance	57.0	200.7	5.6	2.8	0.1
Depreciation	6.4	7.9	2.1	—	—
Taxes, other than income taxes	1.9	1.5	—	0.1	—
Property sales (gain) loss	(0.2)	(0.4)	—	—	—

	65.1	209.7	7.7	2.9	0.1

Operating income (loss)	(1.3)	7.9	0.9	4.3	(0.1)

Equity investment income	—	—	—	—	4.1

Other income (expense), net	23.2	10.2	—	0.5	0.2

Interest expense, net of amounts capitalized	0.3	0.6	(0.1)	—	—

Income (loss) before income taxes	21.6	17.5	1.0	4.8	4.2
Income taxes	3.2	0.2	—	1.9	1.5

Net income (loss)	$18.4	$17.3	$1.0	$2.9	$2.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Tropical
	Shipping		Adjustments
	International,	Other	and
	Ltd.	Subsidiaries	Eliminations	Consolidated

Operating revenues	$42.3	$33.4	$(106.9)	$266.0

Operating expenses
Operating and maintenance	36.4	29.7	(106.9)	225.4
Depreciation	—	0.5	—	16.9
Taxes, other than income taxes	—	0.3	—	3.8
Property sales (gain) loss	—	(0.6)	—	(1.2)

	36.4	29.9	(106.9)	244.9

Operating income (loss)	5.9	3.5	—	21.1

Equity investment income	—	—	—	4.1

Other income (expense), net	—	1.4	(34.1)	1.4

Interest expense, net of amounts capitalized	(0.2)	—	—	0.6

Income (loss) before income taxes	6.1	4.9	(34.1)	26.0
Income taxes	—	—	—	6.8

Net income (loss)	$6.1	$4.9	$(34.1)	$19.2

Note:	Subsidiaries combined under “Other Subsidiaries” in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.